1050 - 400 Burrard Street Vancouver, British Columbia, Canada V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE	TSXV: ITR; NYSE American: ITRG
February 4, 2026	www.integraresources.com

INTEGRA ANNOUNCES US$55 MILLION BOUGHT DEAL FINANCING

The Base Shelf Prospectus is accessible, and the Prospectus Supplement will be accessible within two business days, through SEDAR+.

Vancouver, British Columbia - Integra Resources Corp. ("Integra" or the "Company") (TSXV: ITR; NYSE American: ITRG) is pleased to announce that it has entered into an agreement with Canaccord Genuity Corp. and Stifel Nicolaus Canada Inc. as co-lead underwriters and joint bookrunners on behalf of a syndicate of underwriters (collectively, the "Underwriters"), pursuant to which the Underwriters have agreed to purchase, on a "bought deal" basis, 16,180,000 common shares of the Company (the "Common Shares") at a price of US$3.40 per Common Share (the "Issue Price") for gross proceeds of US$55,012,000 (the "Offering").

The Company has granted the Underwriters an over-allotment option (the "Over-Allotment Option") to purchase up to an additional 12% or 1,941,600 additional Common Shares at the Issue Price. The Over- Allotment Option will be exercisable in whole or in part at any time for a period until the closing date.

The Company intends to use the net proceeds to fund pre-production capital expenditures at the DeLamar Project, including procurement work, early works and land purchase.

The Offering is expected to close on or about February 9, 2026, subject to customary closing conditions, including receipt of all necessary approvals, including the approvals of the TSX Venture Exchange and NYSE American.

In connection with the Offering, the Company has filed a preliminary prospectus supplement (the “Preliminary Supplement”) and will file a final prospectus supplement (the “Final Supplement” and, together with the Preliminary Supplement, the “Prospectus Supplements”) to its short form base shelf prospectus dated January 16, 2024 filed in Canada (the “Base Shelf Prospectus”) and the Company’s United States registration statement on Form F-10 (File No. 333-276530) (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission (the “SEC”) under the United States Securities Act of 1933, as amended, pursuant to the Multi-Jurisdictional Disclosure System adopted by the United States and Canada. The Prospectus Supplements, the Base Shelf Prospectus and the Registration Statement contain important information about the Company and the Offering. Prospective investors should read the Prospectus Supplements, the Base Shelf Prospectus, the Registration Statement and the documents incorporated by reference therein before making an investment decision. Access to the Prospectus Supplements, the Base Shelf Prospectus and any amendments thereto will be provided in Canada in accordance with securities legislation relating to the procedures for providing access to a shelf prospectus supplement, a base shelf prospectus and any amendment to such documents. The Base Shelf Prospectus and Preliminary Supplement are, and the Final Supplement will be (within two business days from the date hereof), accessible on SEDAR+ at www.sedarplus.ca. The Preliminary Supplement has been, and the Final Supplement will be, filed in the United States (together with the Registration Statement) and made available on the SEC’s website at www.sec.gov. An electronic copy or paper copy of the Prospectus Supplements, the corresponding Base Shelf Prospectus, Registration Statement and any amendment to the documents may be obtained, without charge, from the Company or Canaccord Genuity LLC, Attention: Syndicate Department, 99 High Street, Suite 1200, Boston, MA 02110, by telephone at (617) 371-3900 or by email at prospectus@canaccordgenuity.com, by providing the contact with an email address or physical address, as applicable. The Prospectus Supplements contain important, detailed information about the Company and the proposed Offering. Prospective investors should read the Prospectus Supplements (when filed) before making an investment decision.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction. The securities being offered and the contents of this press release have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon the accuracy or adequacy of the Prospectus Supplements, the Base Shelf Prospectus or the Registration Statement.

About Integra

Integra is a growing precious metals producer in the Great Basin of the Western United States. Integra is focused on demonstrating profitability and operational excellence at its principal operating asset, the Florida Canyon Mine, located in Nevada. In addition, Integra is committed to advancing its flagship development-stage heap leach projects: the past producing DeLamar Project located in southwestern Idaho and the Nevada North Project located in western Nevada. Integra creates sustainable value for shareholders, stakeholders, and local communities through successful mining operations, efficient project development, disciplined capital allocation, and strategic M&A, while upholding the highest industry standards for environmental, social, and governance practices.

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis
President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: 1 (604) 416-0576

Forward Looking Statements

This news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of the applicable Canadian and United States securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward- looking statements relate, among other things, to: the timing and completion of the Offering and the use of the net proceeds therefrom; timing of filing of the Final Supplement; anticipated advancement of mineral properties or programs; the receipt of all necessary approvals; future operations; future growth potential of Integra; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business. Management believes that these assumptions are reasonable. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others: inability of the Company to satisfy the conditions to closing the Offering; risks related to the speculative nature of the Company’s business; the Company’s formative stage of development; the Company’s financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; business integration risks; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, silver, base metals or certain other commodities; fluctuations in currency markets (such as the Canadian dollar to United States dollar exchange rate); change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties. Such factors are described in detail in the Prospectus Supplements and the documents incorporated by reference in the Prospectus Supplements.

Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking information.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.